UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☐    Form 40-F ☒

The exhibit to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-278180) under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: March 12, 2025	By:	/s/ Noralee Bradley
	Name:	Noralee Bradley
	Title:	Executive Vice President, External Affairs and Chief Sustainability and Legal Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Terms Agreement, dated March 11, 2025, including the Underwriting Agreement attached thereto as Exhibit I, between Nutrien Ltd. and Citigroup Global Markets Inc., acting as Lead Underwriter of the several underwriters listed on Schedule A thereto